EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

04036445

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5234 bytes.

Fecha de recepcion: Aug 9 2004 10:09:01:486AM.

Folio de recepcion: 58206.

SUPPL

RECEIVED
2004 AUG 23 P 3:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

dw 8/24


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-08-09 10:09:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
9/8/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago de Deuda Bancaria por US$75 Millones

Eventos Relevantes:
MONTERREY, MEXICO, Agosto 9, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("la Compañía"), ha realizado un prepago a su deuda bancaria por un monto de US$75 millones.

Este prepago de US$75 millones fue aplicado a las amortizaciones de 2005, 2008 y 2009. Considerando el prepago de hoy, la deuda consolidada neta de caja de Hylsamex alcanza un saldo de US$706 millones, una reducción de 30% en relación al saldo registrado al final de 2003.

HYLSA utilizó efectivo generado por sus operaciones para realizar este prepago, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. HYLSA permanece comprometida a mejorar su perfil financiero y espera utilizar excedentes futuros de efectivo para reducción de deuda.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx



Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 09/08/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago de Deuda Bancaria por US$75 Millones

EVENTO RELEVANTE

MONTERREY, MEXICO, Agosto 9, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("la Compañía"), ha realizado un prepago a su deuda bancaria por un monto de US$75 millones.

Este prepago de US$75 millones fue aplicado a las amortizaciones de 2005, 2008 y 2009. Considerando el prepago de hoy, la deuda consolidada neta de caja de Hylsamex alcanza un saldo de US$706 millones, una reducción de 30% en relación al saldo registrado al final de 2003.

HYLSA utilizó efectivo generado por sus operaciones para realizar este prepago, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. HYLSA permanece comprometida a mejorar su perfil financiero y espera utilizar excedentes futuros de efectivo para reducción de deuda.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :

Hylsa mex
Mexico's Steel

HYLSAMEX's Main Subsidiary Prepays US$75 Million of Bank Debt

MONTERREY, MEXICO, August 9th, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) announced today that its main subsidiary, HYLSA, S.A. de C.V. ("the Company"), has made a US$75 million prepayment to bank loans.

The US$75 million prepayment was applied to amortizations scheduled for 2005, 2008 and 2009. Considering today's prepayment, the consolidated debt net of cash of Hylsamex now stands at US$706 million, a reduction of 30% from the balance as of year-end 2003.

Hylsa funded these prepayments through internally generated cash, without drawing funds from its Liquidity Facility, which remains fully available. Hylsa remains committed to improving its financial profile and expects to use additional free cash flow for further debt reduction.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago de Deuda Bancaria por US$75 Millones

MONTERREY, MEXICO, Agosto 9, 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("la Compañía"), ha realizado un prepago a su deuda bancaria por un monto de US$75 millones.

Este prepago de US$75 millones fue aplicado a las amortizaciones de 2005, 2008 y 2009. Considerando el prepago de hoy, la deuda consolidada neta de caja de Hylsamex alcanza un saldo de US$706 millones, una reducción de 30% en relación al saldo registrado al final de 2003.

HYLSA utilizó efectivo generado por sus operaciones para realizar este prepago, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. HYLSA permanece comprometida a mejorar su perfil financiero y espera utilizar excedentes futuros de efectivo para reducción de deuda.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx